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                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                    MIDWEST GRAIN PRODUCTS, INC.
                           (Name of Issuer)

                      Common Stock, No Par Value
                    (Title of Class of Securities)

                             59832G 104
                           (CUSIP Number)

              John H. Calvert, Lathrop & Norquist, L.C.
    Suite 2600, 2345 Grand Boulevard, Kansas City, Missouri 64108
                           (816) 842-0820
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                         November 17, 1994
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))
                        Page 1 of 6 Pages


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CUSIP No. 59832G 104           13D              Page 2 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Cloud L. Cray, Jr.
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]


3  SEC USE ONLY


4  SOURCE OF FUNDS*
   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
                                                              [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.

               7  SOLE VOTING POWER
  NUMBER OF       1,591,564
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY        1,853,455
    EACH
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON         1,591,564
    WITH
              10  SHARED DISPOSITIVE POWER
                  1,853,455

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,445,019

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    Beneficial ownership is disclaimed with respect to        [ ]
    1,719,371 shares in row (11)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    35.28%

14  TYPE OF REPORTING PERSON*
    IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                             Page 3 of 6 pages

                             SCHEDULE 13D

                        for Cloud L. Cray, Jr.


Item 1.  Security and Issuer.

         This statement relates to shares of the No Par Value
Common Stock of Midwest Grain Products, Inc. (the "Company").
The address of the principal executive offices of the Company is 1300 Main Street, Atchison, Kansas 66002.

Item 2.  Identity and Background.

         (a)  Name of person filing:
              Cloud L. Cray, Jr.

         (b)  Business address:

              Midwest Grain Products, Inc.
              1300 Main Street
              Atchison, Kansas  66002

         (c)  Present principal occupation or employment:

              Chairman of the Board of the Company.  The
Company is a fully integrated producer of vital wheat gluten, premium wheat starch, alcohol products and flour.

         (d) Criminal convictions: the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e)  Certain civil proceedings.

              During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

         (f)  Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         The beneficial ownership of the securities subject to this schedule 13D were acquired in the ordinary course of business more than five years ago and prior to the date on which Midwest Grain Products, Inc. became an issuer subject to the reporting requirements of the Securities Exchange Act of 1934.


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                                   Page 4 of 6 pages

This Schedule is being filed to reflect a decrease in beneficial ownership of Common Stock of the Company due primarily to a distribution of shares from a trust on November 17, 1994.
The reporting person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

Item 5.  Interest and Securities of the Issuer.

         (a) The number and percentage of shares of Midwest Grain Products, Inc. Common Stock, no par value (the "Shares") beneficially owned by the Reporting Person, based on 9,765,162 shares outstanding as of September 30, 1994, are as follows:

              Number Beneficially Owned:  3,445,019

              Percent of Class:  35.28%

         (b) Number of shares as to which the Reporting Person has:

                (i)  Sole voting power to vote or direct the
                     vote:  1,591,564

               (ii)  Shared power to vote or direct the
                     vote:  1,853,455

              (iii)  Sole power to dispose or direct the
                     disposition of:  1,591,564

               (iv)  Shared power to dispose or direct the
                     disposition of:  1,853,455

         The reporting person disclaims beneficial ownership in all of the shares listed under subparagraphs (b)(ii) and (b)(iv), except as to 134,084 shares allocated to the account of the Reporting Person under the Midwest Grain Products, Inc. Employee Stock Ownership Plan.

               (c)  Transactions in Shares of the Common Stock,
No Par Value Effected by the Reporting Person During the Past 60
Days:

  Date of     Amount of Shares      Price Per          Nature of
Transaction   Shares Involved         Share           Transaction

 11-17-94        132,665               N/A           Distribution

               The above reflects a distribution of 132,665 shares of Common Stock from the Cray Family Trust as of November 17, 1994. The Reporting person received 44,707 of the 132,665 shares and the balance were distributed to other beneficiaries. The Reporting Person is a Trustee of the Trust. The Trust is described under Item 6. Prior to the distribution, the Reporting Person, as a Trustee of the Trust, had beneficial ownership over



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                                          Page 5 of 6 pages

all 132,665 shares. Accordingly, the effect of the distribution was to reduce the Reporting Person's beneficial ownership of shares of Common Stock by 87,958 shares.

                  (d) An aggregate of 1,113,446 shares included in Item 5 above consist of shares of stock held by employee stock ownership plans of Midwest Grain Products, Inc. The Reporting
Person is a trustee of those plans and shares voting and dispositive power with four other trustees. The plan has previously filed reports of shares held by the plan under
Schedule 13G.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person is one of three trustees of the Cray Family Trust (the "Trust"). The Trust holds 333 shares of the Company's Preferred Stock (76.2% of all preferred shares outstanding as of September 30, 1994). The other two trustees are Laidacker M. Seaberg (Mr. Cray Jr.'s son-in-law) and Richard
B. Cray (Mr. Cray Jr.'s brother). The Trust is appended hereto as Exhibit 1.

         The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company's nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

        The Trust will continue in effect until the last death of a descendent of Cloud L. Cray, Sr. who was living at the creation of the Trust. Mr. Cloud L. Cray, Sr. died June 23, 1979 and more than 20 of his descendents in being on April 4, 1975 when the Trust was created are still living, the youngest being in his teens. A majority of the Trustees may also terminate the Trust at such time as the Trustees believe it to be consistent with the intent of the Trustors in establishing the Trust. Until the Trust is terminated or dissolved, each Trustee may appoint a



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                                            Page 6 of 6 pages

successor trustee provided that any successor must be and remain an officer and stockholder of the Company. The Trustees are permitted to act with respect to the voting or divestment of shares of the Company's stock held by the Trust in accordance with the decision of a majority of the Trustees.

Item 7.   Material to be Filed as Exhibits.

          1.  Cray Family Trust.

SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ Cloud L. Cray, Jr.
                                __________________________
                                    Cloud L. Cray, Jr.
       17 NOV 1994
Date:_______________